EXHIBIT 99.1

HEXO Announces Strategic Executive Changes

OTTAWA, Oct. 18, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. ("HEXO" or the "Company") (TSX: HEXO; NASDAQ: HEXO) today announced the departure of Sebastien St-Louis, Co-Founder and Chief Executive Officer, effective immediately, as the Company completes a strategic reorganization.

"On behalf of the entire organization, I would like to thank Sebastien for his tremendous impact on the Canadian cannabis industry. Through his years of dedication, he has helped build HEXO into a market leader in Canada," said Dr. Michael Munzar, Chair of the Board. “The Board has established a Special Committee for Succession to identify a new CEO with the experience to defend HEXO's position as a market leader in Canada and secure our place as a top-three global cannabis company."

The Company's next leader will be well-positioned to integrate HEXO's recent transformative acquisitions and leverage the Company's lean production capabilities, solid brands and robust product offering to lead HEXO through its next phase of strategic evolution.

"Building HEXO from the ground-up to become number one in Canada has been the highlight of my career," said Sebastien St-Louis. "Without question, HEXO's future is bright – I am so proud of the team we established, the brands we launched, and the loyalty our customers have shown us. As a significant shareholder I look forward to the Company’s next exciting stage of growth."

The Special Committee of the Board for Succession is in advanced discussions with a preferred CEO candidate and expects to make an announcement in the coming days.

HEXO also announced the resignation of the Company's Chief Operating Officer, Donald Courtney, and thanks him for his significant contributions over the last three years. Through his leadership, the Company has significantly improved its operational excellence by increasing scale and automation. Don will remain as COO until a suitable replacement is identified.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.HEXOcorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

invest@HEXO.com
www.HEXOcorp.com

Media Relations:

(819) 317-0526
media@HEXO.com